FEDERATED HERMES ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 27, 2021

Quinn Kane

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES ADVISER SERIES (the “Registrant”)

Federated Hermes Conservative Microshort Fund (“FHCMF”)

Class A Shares

Institutional Shares

Federated Hermes Conservative Municipal Microshort Fund (“FHCMMF”)

Class A Shares

Institutional Shares

(each a “Fund” or collectively, the “Funds”)

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Kane:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on January 21, 2021, regarding its Post-Effective Amendment No. 36 under the Securities Act of 1933 and Amendment No. 37 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Funds filed on October 30, 2020. Unless noted otherwise, comment responses apply to both Funds.

COMMENT 1. Prospectus - Risk/Return Summary: Fees and Expenses

With respect to original Comment 4, the Staff reiterates its comment on the introductory paragraph to the Fees and Expenses table. It is the Staff’s position that all of the requested disclosure below is prescribed and required by Rule 6c-11 under the Investment Company Act of 1940 for all share classes of a fund, regardless of whether one or more are clean shares. Accordingly, please add the requested disclosure (additions shown as bold and underlined):

“This table describes the fees and expenses that you may pay if you buy, hold and sell Class A Shares (A) and Institutional Shares (IS) of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. If you purchase the Fund’s IS Shares through a broker acting as an agent on behalf of its customers, you may be required to pay a commission to such broker; such commissions, if any, are not reflected in the Example below.”

RESPONSE:

As noted in its correspondence filed on January 13, 2021, the Registrant has complied with Staff’s comment to add the disclosure to the first sentence as described above.

With respect to the second sentence described above, the Registrant will add the second sentence as noted above the introductory paragraph to the Fees and Expenses table.

COMMENT 2. Prospectus - Risk/Return Summary: Fees and Expenses

With respect to original Comment 5, the Staff reiterates its comment on the introductory paragraph to the Fees and Expenses table to revise the third sentence to read as follows:

“If you purchase the Fund’s A Shares or IS Shares through a broker acting as an agent on behalf of its customers, you may be required to pay a commission to such broker; such commissions, if any, are not reflected in the Example below.”

In addition, please confirm supplementally that each Fund’s Class A Shares cannot be purchased through a financial intermediary or add disclosure that Class A Shares may be purchased through a financial intermediary.

RESPONSE:

The Registrant will respond as requested.

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses

With respect to original Comment 7, the Staff reiterates its position that Footnote 1 should be deleted since the Rule 12b-1 expenses disclosed are not currently charged by the Fund. This footnote is not permitted by Item 3 of Form N-1A. Dormant fees should be addressed in Item 12 disclosure.

RESPONSE:

The Registrant acknowledges the Staff’s additional comment and respectfully continues to believe that the footnote disclosure regarding the partially dormant Rule 12b-1 Fee of the Class A Shares is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the dormant portion of the 12b-1 Fee in the fee table itself.

However, the Registrant believes that it is important for shareholders to understand that: (1) the 12b-1 Fee has been approved by the Board; (2) provide the maximum allowable fee amount, as applicable; and (3) disclose that a portion of the 12b-1 Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. While the Registrant agrees that this is also relevant Item 12 information (and confirms it is included in the Item 12 disclosure in the prospectuses), the Registrant believes the most appropriate manner by which to bring this information to the shareholder’s attention is to include it in the summary prospectus. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 4. Prospectus - Risk/Return Summary: Fees and Expenses

With respect to original Comment 8, the Staff reiterates its position that Footnote 2 in each Fund’s fee table should be deleted since the dormant service fees disclosed are not currently charged by the Fund. This footnote is not permitted by Item 3 of Form N-1A. Dormant fees should be addressed in Item 12 disclosure.

RESPONSE:

The Registrant acknowledges the Staff’ additional comment and respectfully continues to believe that confirms that the presentation of the dormant fee in the respective footnotes is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for each Fund’s investors. The Funds do not, and cannot, include the dormant service fees in the fee table itself. The dormant fee will not be incurred or charged unless and until approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

However, the Registrant believes that it is important for shareholders to understand that: (1) the dormant fee has been approved by the Board, (2) provide the maximum allowable fee amount, as applicable and (3) disclose that the dormant fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. While the Registrant agrees that this is also relevant Item 12 information (and confirms it is included in the Item 12 disclosure in the prospectuses), the Registrant believes the most appropriate manner by which to bring this information to the shareholder’s attention is to include it in the summary prospectus. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 5. Prospectus - Risk/Return Summary: Fees and Expenses Example

With respect to original Comment 9, the Staff reiterates its position that the references to “on their own initiative” and “voluntary waivers and/or reimbursements” in Footnote 3 should be deleted to avoid shareholder confusion regarding the Funds’ commitments to waive and/or reimburse certain amounts for minimum period of one year.

RESPONSE:

The Registrant acknowledges the Staff’s additional comment and continues to affirm its position that the language used is consistent with the voluntary agreement by each Fund’s Adviser and certain of its affiliates, on their own initiative, to commit to waive certain amounts of their respective fees and/or reimburse expenses and enter into these agreements with each Fund’s Board of Trustees (Boards) unless or until the Funds’ Boards approve terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Boards. Each Fund’s Fee Limit, as defined in Footnote 3, is the threshold for total fund operating expenses under each Fund’s fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 6. Prospectus - Risk/Return Summary: Fees and Expenses (FHCMF Only)

With respect to original Comment 10, the Staff again references the italicized supplemental paragraph under Footnote 3. Please confirm that 1) the Acquired Fund Fees and Expenses estimate includes the Fund’s investment in Federated Hermes Institutional Money Market Management and 2) the Fee Waivers and/or Expense Reimbursements reflects the reduction in the Fund’s Management Fee with respect to the amount of its net assets invested in the Underlying Fund.

RESPONSE:

The Registrant confirms 1) the Acquired Fund Fees and Expenses estimate includes the Fund’s investment in Federated Hermes Institutional Money Market Management and 2) the Fee Waivers and/or Expense Reimbursements reflect the reduction of the Fund’s Management Fee with respect to the amount of its net assets invested in the Underlying Fund.

COMMENT 7. Prospectus - Risk/Return Summary: Fees and Expenses Example

With respect to original Comment 12, the Staff reiterates its comment to clarify that the waived/reimbursed expenses are only shown for the first year.

RESPONSE:

The Registrant confirms that the calculations reflected in each Fund’s Examples are based upon gross expenses and do not include any fee waivers or expense reimbursements for any period. In response to the Staff’s comment, the Registrant will add the following disclosure (addition bold and underlined):

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same. The expenses used to calculate the Fund’s examples do not include fee waivers or expense reimbursements. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

COMMENT 8. Prospectus - Risk/Return Summary: Performance Bar Chart and Table – FHCMF Only

With respect to original Comment 13, the Staff questions the intention of FHCMF to use the ICE BofA 3 Month Treasury Bill Index as its broad-based securities market index.

RESPONSE: The Registrant notes that the term “appropriate broad-based securities market index” is defined in Instruction 5 to Item 27(b) of Form N-1A as an index that is “administered by an organization that is an unaffiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant notes that the ICE BofA 3 Month Treasury Bill Index (the “Index”) meets all relevant requirements. The Registrant believes that the Index is consistent with the Fund’s investment objective to provide current income consistent with capital preservation while maintaining liquidity by executing its “microshort” strategy. The Registrant further believes that a short-term cash index, such as the Index, provides a helpful and appropriate comparison for investors to evaluate the Fund, given its stated investment objective and strategies. Additionally, the Registrant also notes that several funds in the Morningstar Ultrashort Bond Category, the peer group for the Fund, also use the ICE BofA 3 Month Treasury Bill Index as their broad-based securities market index.

COMMENT 9: Prospectus - Risk/Return Summary: Strategy

With respect to original Comment 21, the Staff believes that the plain English description of “Microshort” should be clarified in Items 4 and 9 so that it more clearly refers to an average portfolio maturity of less than 180 days, as the Staff believes that such description would be more consistent with a “microshort” strategy.

RESPONSE:

The Registrant will make the following changes to the noted disclosure (deletions stricken and additions are bold and underlined):

“Although the value of the Fund’s shares will fluctuate, the Adviser seeks to maintain a low degree of share price fluctuation by executing a "microshort" strategy. The Adviser considers a “microshort” strategy to be consistent with a relatively short dollar-weighted average portfolio maturity which, in the case of the Fund, will generally be limited to a maximum of 180 days. ~~generally limits the Fund’s dollar-weighted average maturity to be no greater than 180 days.~~ Under normal market conditions, individual securities’ maturities will not exceed ~~a~~ 2.5 years ~~maturity~~ for fixed rate securities and ~~a~~ 3 years ~~maturity~~ for floating rate securities.”

COMMENT 10. Prospectus – Summary: Risks (FHCMMF Only)

With respect to original Comment 34, the Staff reiterates its position that the Fund should disclose the impact of COVID-19 specifically on municipal securities. The inclusion of a phrase regarding “local governments and states” to the existing Epidemic and Pandemic Risk disclosure is not prominent enough in our view.

RESPONSE:

The Registrant has considered the Staff’s additional comment and will add a third paragraph under “Epidemic and Pandemic Risk,” which appears as a sub-section under “Risk Related to the Economy” in the Prospectus (additions are bold and underlined).

Epidemic and Pandemic Risk

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and subsequently spread globally (“COVID-19”). This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, and disruptions to supply chains, workflow operations and consumer activity, as well as general concern and uncertainty. The impact of this coronavirus may be short-term or may last for an extended period of time and result in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the worldwide economy, as well as the economies of individual countries, local governments and states, individual companies (including fund service providers) and the market in general in significant and unforeseen ways. Any such impact could adversely affect the Fund’s performance.

The United States has responded to the COVID-19 pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals that have been adversely impacted by the COVID-19 pandemic. In addition, in mid-March 2020 the U.S. Federal Reserve (“Fed”) cut interest rates to historically low levels and has announced a new round of quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system; establishing swap lines with other major central banks to provide dollar funding; establishing a program to support money market funds; easing various bank capital buffers; providing funding backstops for businesses to provide bridging loans for up to four years; and providing funding to help credit flow in asset-backed securities markets. The Fed also plans to extend credit to small- and medium-sized businesses.

The costs associated with combating the novel coronavirus (COVID-19) pandemic and the negative impact on tax revenues has adversely affected the financial condition of many states and their political subdivisions. The effects of this pandemic could affect the ability of states and their political subdivisions to make payments on debt obligations when due and could adversely impact the value of their bonds, which could negatively impact the performance of the fund.

COMMENT 11: Prospectus - Risk/Return Summary: Risks (FHCMF Only)

With respect to original Comment 36, the Staff believes that the Fund should add Government Securities Risk. Further, please confirm whether government securities are part of the Fund’s principal investment strategy.

RESPONSE:

The Registrant confirms that government securities are part of the Fund’s principal investment strategy. However, the Registrant respectfully notes and continues to believe that the Fund’s current description of government securities under “What are the Fund’s Principal Investments?” appropriately describes the risks related to investing in such securities. In addition, the Registrant believes that the risks specific to investing in government securities are addressed in FHCMF’s current risk disclosure, including interest rate risk, issuer credit risk and prepayment and extension risk. Accordingly, the Registrant respectfully declines to add “Government Securities Risk.”

“Government Securities (A Type of Fixed-Income Security)

Government securities are issued or guaranteed by a federal agency or instrumentality acting under federal authority. Some government securities, including those issued by Government National Mortgage Association (“Ginnie Mae”), are supported by the full faith and credit of the United States and are guaranteed only as to the timely payment of interest and principal.

Other government securities receive support through federal subsidies, loans or other benefits, but are not backed by the full faith and credit of the United States. For example, the U.S. Treasury is authorized to purchase specified amounts of securities issued by (or otherwise make funds available to) the Federal Home Loan Bank System, Federal Home Loan Mortgage Corporation (“Freddie Mac”) and Federal National Mortgage Association (“Fannie Mae”) in support of such obligations.

Some government agency securities have no explicit financial support and are supported only by the credit of the applicable agency, instrumentality or corporation. The U.S. government has provided financial support to Freddie Mac and Fannie Mae, but there is no assurance that it will support these or other agencies in the future.

Although such a guarantee protects against credit risk, it does not eliminate it entirely or reduce other risks.”

COMMENT 12: Prospectus - Risk/Return Summary: Risks (FHCMF Only)

With respect to original Comment 38, the Staff notes the change to be made in the Fund’s industry concentration policy. The Staff requests that the Fund include disclosure in its Item 4 strategy regarding its substantial investment, and concentration, in the financial services industry. Please also add concentration risk.

RESPONSE:

The Registrant will add the following to its Item 4 and Item 9 disclosure:

“The Fund concentrates its investments (invests more than 25% of its total assets) in securities of companies in the financial services sector, and therefore may experience greater volatility than funds investing in a broader range of industries.”

In addition, the Fund will add the following concentration risk disclosures:

Summary Risk

Concentration risk. Because the Fund concentrates its investments in one industry, its performance depends in large part on the performance of that industry. As a result, the value of an investment may fluctuate more widely since it is more susceptible to market, economic, political, regulatory, and other conditions and risks affecting that industry than a fund that invests more broadly across industries and sectors.

Statutory Risk

Concentration risk. Because the Fund concentrates its investments in one industry, its performance depends in large part on the performance of that industry. This means that the Fund may be more volatile than other funds, and the value of its investments may go up and down more rapidly. In addition, the Fund may be more susceptible to market, economic, political, regulatory, and other conditions and risks affecting that industry than a fund that invests more broadly across industries and sectors. From time to time, a small number of companies may represent a large portion of a single industry or a group of related industries as a whole.

COMMENT 13: Prospectus - Risk/Return Summary: Risks (FHCMMF Only)

With respect to original Comment 39, the Staff notes the “Sector Risk” disclosure and reiterates its concern that there may be investor confusion about whether the Fund will concentrate its investments in an industry or group of industries. Please clarify in both Item 4 and Item 9 disclosures as needed.

RESPONSE:

The Registrant notes that FHCMMF’s concentration policy disclosed in the SAI contains the following disclosure:

Government securities and municipal securities will not be deemed to constitute an industry.

Additionally, the Registrant notes that it is common practice for mutual funds that have a fundamental policy to not concentrate in any industry to disclose any practices regarding focusing investments in a particular sector or sectors and the associated risks. The Registrant believes adding the below disclosure to its Item 4 summary and Item 9 disclosure will help avoid confusion for shareholders relating to the inclusion of Sector Risk:

The Fund focuses its investments in the municipal bond sector.

COMMENT 14: Prospectus - Risk/Return Summary: Risks (FHCMF Only)

With respect to original Comment 40, the Staff continues to believe that the “Underlying Fund Risk” disclosure should be revised to disclose that the Fund bears Underlying Fund fees and expenses indirectly and whether the Fund’s investments in Underlying Funds will result in the Fund paying duplicative fees and expenses. The Staff reiterated its view that, within the industry, more disclosure regarding duplicative fees is typically provided.

RESPONSE:

In response to the Staff’s comment, the Registrant confirmed that it is not anticipated that shareholders will be subject to any duplicative fees as the result of the Fund’s investment in the Underlying Fund. Further, to avoid charging duplicative fees, the Registrant confirms that the Adviser will waive and/or reimburse the Fund’s management fee with respect to the amount of its net assets invested in the Underlying Fund. Accordingly, the Registrant believes that the current risk disclosure is appropriate, however, the Registrant will add the following disclosure to the Fund’s Underlying Funds Risk (additions shown as bold and underlined):

Underlying Fund Risk. The risk that the Fund’s performance is closely related to the risks associated with the securities and other investments held by underlying funds and that the ability of a Fund to achieve its investment objective will depend upon the ability of underlying funds to achieve their respective investment objectives. The Fund bears Underlying Fund fees and expenses indirectly. It should be noted that investment companies incur certain expenses, such as management fees, and, therefore, any investment by the Fund in shares of other investment companies may be subject to such duplicate expenses. However, to avoid charging duplicative fees, the Adviser will waive and/or reimburse the Fund’s Management Fee with respect to the amount of its net assets invested in the Underlying Fund.

COMMENT 15: Prospectus – Strategy (FHCMF Only)

With respect to original Comment 44, please define “expected life” in the following disclosure:

“The maturity of mortgage-backed and certain other asset-backed securities is determined on an “expected life” basis by the Adviser.”

RESPONSE:

The Registrant will revise the above referenced sentence as follows and add the following (additions shown as bold and underlined):

“The maturity of asset-backed securities is determined on an ~~“expected life”~~ average life basis by the Adviser. The average life is the average period over which the security’s cash flows will be received.”

COMMENT 16. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Additional Information

With respect to original Comment 57, the Staff reiterates its comment that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether or not a fund is in compliance with its concentration policy.

Please revise “Additional Information” to clarify that the Fund will consider the investments of their underlying investment companies (not just underlying funds that are concentrated) when determining the Fund’s compliance with its concentration policy.

RESPONSE:

In response to the Staff’s comment, and while the Registrant appreciates the Staff’s view, the Registrant respectfully believes that each Fund’s disclosure and monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Funds invest for purposes of administering their concentration policies. However, with respect to investments in underlying affiliated funds, the Registrant confirms that the Fund can and will look through investments in such affiliated funds when determining compliance with its concentration policy.

With respect to investments in underlying unaffiliated funds, however, the Funds do not currently have access to the individual holdings of such unaffiliated funds products in order to be able to apply a “look through” to effectively determine an unaffiliated fund’s industry concentration. To the extent that the Funds determine that an investment in an underlying investment company exposes the Funds to a material risk, including significant exposure to a particular industry or group of industries, the Funds will take steps intended to ensure that they have appropriate risk disclosure relating to that investment. Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Funds will look through to the investments of all underlying funds for purposes of industry concentration and affirms that the Funds will continue to look through to the investments only of underlying affiliated funds and concentrated portfolios.

Questions on this letter or requests for additional information may be directed to me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal